EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Years Ended December 31,
	2013	2014	2015	2016	2017
EARNINGS
Income From Continuing Operations Before Income Tax Expense and Equity Earnings	$2,093.3	$2,402.9	$2,622.9	$475.6	$2,816.2
Income Distributed from Equity Method Investment	—	22.6	18.0	27.1	93.3
Fixed Charges (as below)	1,135.4	1,104.7	1,099.3	1,040.3	1,052.9
Total Earnings	$3,228.7	$3,530.2	$3,740.2	$1,543.0	$3,962.4

FIXED CHARGES
Interest Expense	$905.6	$885.1	$890.9	$877.2	$895.0
Credit for Allowance for Borrowed Funds Used During Construction	39.8	44.5	61.3	51.7	48.6
Estimated Interest Element in Lease Rentals	190.0	175.1	147.1	111.4	109.3
Total Fixed Charges	$1,135.4	$1,104.7	$1,099.3	$1,040.3	$1,052.9

Ratio of Earnings to Fixed Charges	2.84	3.19	3.40	1.48	3.76